Exhibit 4.2

Seed Production Base Asset Lease Agreement

Lessor (Party A): Xinjiang Originbo Seed Limited

Unified Social Credit Code:

Legal Representative:

Address:

Contact Person: ____________ Contact Number: ____________________

Lessee (Party B): Beijing Origin Agriculture Limited

Unified Social Credit Code:

Legal Representative:

Address:

Contact Person: ____________ Contact Number: ____________________

Given:

(A) Party A legally owns the production and processing equipment and buildings listed in Annex 1 of this Agreement located in Xinjiang (hereinafter referred to as the Leased Assets), and the ownership of the assets is clear and can be legally leased;

(B) Due to production and operation needs, Party B intends to lease the above-mentioned equipment from Party A for seed processing, storage and related production activities;

(C) Both parties confirm that their intention to enter into this Agreement is genuine and that there is no fraud, coercion, or material misunderstanding.

Accordingly, based on the provisions of the Civil Code of the People’s Republic of China and other relevant laws and administrative regulations, both parties have reached the following terms, which they shall jointly abide by:

Article 1 Definitions and Interpretations

Unless the context otherwise requires, the following terms shall have the following meanings:

1.1 This Agreement: refers to the main text of this Agreement, its annexes, and any supplementary agreements or amendments subsequently signed by both parties;

1.2 Leased Assets: refers to all equipment, facilities, and buildings listed in Annex 1, List of Leased Assets, of this Agreement;

1.3 Lease Term: refers to the five-year period commencing on October 1, 2026, and ending on September 30, 2031;;

1.4 Rental fee: refers to the annual rental fee payable by Party B to Party A for the use of the leased asset;

1.5 Day: Unless otherwise specified as working day, it refers to a calendar day; whenever written is mentioned, it includes, but is not limited to, paper documents, emails and electronic data confirmed by both parties.

Article 2 Scope of Leased Assets

Party A leases the following legally owned assets to Party B for use, as detailed in Appendix 1, List of Leased Assets :

2.1 Buildings and structures: including office buildings, living service buildings, peeling workshops, drying workshops, silos, corn cob silos, threshing workshops, cleaning workshops and warehouses, staff dormitories, roads and drying yards, walls, gates, pump rooms, water pools, traffic bridges, substations and related power facilities, plant area pipelines, etc., totaling 70 items;

2.2 Machinery and Equipment: Including a complete set of processing equipment such as the cleaning workshop production line, the threshing workshop production line, the drying workshop production line, and the grain cleaning and feeding section of the peeling workshop, totaling 367 items;

2.3 Electronic devices: including 49 items such as air conditioners and computers;

2.4 Transportation Equipment: Including vehicles, electric bicycles, etc., totaling 18 items;

2.5 Other equipment: including office desks and chairs, and floor-standing air conditioners, totaling 2 items;

2.6 Annex 1 is an integral part of this Agreement and has the same legal effect as the main text. If the quantity and specifications of the equipment listed in Annex 1 are inconsistent with the actual situation, both parties shall verify and correct them in writing.

Article 3 Lease Term

3.1 The lease term of this agreement is from October 1, 2026 to September 30, 2031, for a total of 5 years.

3.2 If Party B wishes to continue the lease upon its expiration, it shall submit a written application for renewal to Party A 30 days prior to the expiration date. A separate renewal agreement shall be signed upon mutual agreement. Under the same conditions, Party B shall have the right of first refusal.

3.3 If the lease cannot be performed on schedule due to force majeure or change of circumstances, the lease term may be extended accordingly upon written confirmation by both parties.

Article 4 Rent and Payment

4.1 The annual rent under this Agreement is RMB 4,000,000.00 (¥ 4,000,000.00), which includes the usage fee of the leased asset but does not include the operating costs incurred by Party B in using the leased asset, such as water, electricity, gas, fuel, labor, and maintenance consumables.

4.2 Payment Method and Time:

4.2.1 Rent shall be paid on a quarterly basis. Party B shall pay the initial rent of RMB 1,000,000.00 to Party A within ten (10) working days from the date of signing this Agreement; for subsequent payments, Party B shall pay the rent for the upcoming quarter ten (10) working days prior to the end of the current lease quarter. ;

4.3 Party A shall issue a valid and lawful invoice in compliance with national regulations within 10 working days after Party B makes the payment.

Article 5 Delivery and Acceptance of Equipment

5.1 Party A shall deliver the leased assets to Party B for use before October 1, 2026, by on-site delivery.

5.2 Upon delivery of the equipment, both parties shall jointly conduct an on-site inventory of the quantity, appearance, and operating status of the leased assets and sign the Equipment Handover Form.

5.3 During the lease term, the right to possess and use the leased assets belongs to Party B; the ownership remains with Party A, and Party B shall not transfer, sublease, mortgage, pledge, or create any encumbrances on the leased assets in any way.

Article 6 Use and Maintenance

6.1 Party B shall use the leased assets reasonably in accordance with the operating procedures and design purpose of the equipment, and shall not use them beyond their capacity or scope, nor use them for illegal or irregular activities.

6.2 During the lease term, Party B shall bear the costs associated with the routine maintenance and servicing of the leased assets, the replacement of wear-and-tear parts, and repairs for malfunctions; Party A shall bear the repair costs arising from natural wear and tear, or from damage to or major equipment failure of the leased assets caused by reasons other than the actions of Party B.

6.3 Party B shall cooperate with Party A in conducting necessary inspections of the leased assets. Party A shall notify Party B in advance of any inspections and shall try to avoid affecting Party B’s normal production.

6.4 If the leased assets are damaged or lost due to improper use or safekeeping by Party B, Party B shall be responsible for repair or compensation at the market replacement cost.

6.5 Water, electricity, gas and other expenses: During the lease term, the lessee shall bear the costs of water, electricity, gas, sanitation, safety and environmental protection testing, etc., incurred by the leased assets according to the actual usage and shall pay them to the relevant departments or the lessor on time.

Article 7 Rights and Obligations of Both Parties

7.1 Rights and obligations of Party A:

7.1.1 Guarantee that you have legal ownership or disposal rights over the leased assets, and that there are no disputes over ownership of the assets ;

7.1.2 Ensure that the leased assets are in a state of normal working order upon delivery and maintain continuous, normal operational functionality throughout the lease term;

7.1.3 The leased assets shall be delivered at the agreed time and shall not be taken back without cause.

7.2 Rights and obligations of Party B:

7.2.1 Pay rent as agreed and use and properly safeguard the leased assets;

7.2.2 Upon expiration of the lease term or termination of this Agreement, the equipment shall be returned to Party A in the condition it was in at the time of delivery (excluding normal wear and tear);

7.2.3 Without the written consent of Party A, the leased assets shall not be subleased, assigned, or subject to any encumbrances.

Article 8 Insurance and Safety

8.1 Party B may, at its own discretion, obtain insurance coverage against risks associated with the use of the leased assets during the lease term; the decision to obtain insurance does not affect Party B’s liability to compensate for equipment damage as stipulated in this Agreement. In the event that insurance proceeds are paid directly to Party A, such proceeds may be applied to offset the compensation payable by Party B.

8.2 Party B shall be responsible for on-site safety management during the use of the leased assets and shall formulate and implement corresponding safety operating procedures; Party B shall bear full responsibility for any safety accidents caused by Party B.

Article 9 Liability for Breach of Contract

9.1 If one party breaches the contract, the non-breaching party shall have the right to demand continued performance, take remedial measures or compensate for losses; the breaching party shall compensate the non-breaching party for the direct losses suffered as a result.

9.2 If Party B fails to pay the rent on time, a penalty of 0.01% of the overdue amount shall be paid per day, and the total penalty shall not exceed 5 % of the total rent under this agreement.

9.3 If Party A fails to deliver the leased asset within the agreed time or takes back the leased asset without cause, Party A shall pay Party B a penalty equivalent to one month’s rent.

Article 10 Modification, Assignment and Termination of Agreement

10.1 Any amendment or supplement to this Agreement shall be subject to the written agreement of both parties; neither party may assign its rights and obligations under this Agreement to any third party without the other party’s written consent. This Agreement may be terminated by mutual agreement in writing.

10.2 The non-breaching party shall have the right to terminate this Agreement and claim damages by written notice if any of the following circumstances occur:

10.2.1 If one party is in fundamental breach of contract and fails to rectify the breach within 15 days after being urged to do so;

10.2.2 If the purpose of this Agreement cannot be achieved due to force majeure;

10.2.3 Other circumstances for termination as stipulated by laws and regulations.

Article 11 Force Majeure

11.1 Force majeure refers to objective circumstances that are unforeseeable, unavoidable, and insurmountable, including but not limited to natural disasters, war, major epidemics, and government actions. If this Agreement cannot be performed or is delayed due to force majeure, the affected party shall notify the other party and provide proof within 15 days from the date of the occurrence of the force majeure, and may be partially or wholly exempted from liability accordingly.

Article 12 Dispute Resolution

12.1 Any dispute arising from this Agreement shall be settled amicably through negotiation between the parties. If such negotiation fails, either party may file a lawsuit with the people’s court with jurisdiction in the place where Party A is domiciled.

Article Thirteen: Notices and Service

13.1 Both parties acknowledge that the address, contact person and contact information set in the preamble of this Agreement are valid service information; any changes shall be notified to the other party in writing in advance, otherwise the parties shall bear the consequences thereof.

Article 14 Other Agreements

14.1 The annexes to this Agreement are an integral part of the Agreement and have the same legal effect as the main text.

14.2 This Agreement is made in quadruplicate, with each party holding two copies, all of which have equal legal effect.

14.3 This Agreement shall come into effect on the date of signature by both parties and affixation of their official seals (or contract seals).

Lessor (Party A): Xinjiang Originbo Seed Limited	Lessee (Party B): Beijing Origin Agriculture Limited
(stamp)	(stamp)
Legal Representative/Authorized Representative (Signature):___________	Legal Representative/Authorized Representative (Signature):____________
Date of signing: September 30, 2026	Date of signing: September 30, 2026